United States securities and exchange commission logo





                     September 2, 2021

       John Driscoll
       Chief Financial Officer
       New You, Inc.
       6351 Yarrow Drive
       Suite E
       Carlsbad, CA 92011

                                                        Re: New You, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 8, 2021
                                                            Amendment No.1 to
Form 10-Q for the Fiscal Quarter Ended March 31, 2021
                                                            Filed May 25, 2021
                                                            File No. 000-52668

       Dear Mr. Driscoll:

               We issued comments to you on the above captioned filings on July 16, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 17, 2021.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences